News Release 2003-15	July 2, 2003
TSX – QRL – Queenstake Resources Ltd.
SEC file number 0-24096

Queenstake Completes Jerritt Canyon Acquisition

Queenstake Resources Ltd. (TSX:QRL) has completed its acquisition of the Jerritt Canyon gold mine on the terms previously announced. The acquisition immediately takes Queenstake to the status of a mid-tier gold mining company to produce about 300,000 ounces of gold annually from Jerritt Canyon.  The Company expects production to continue for at least the next 6 years from existing reserves and conversion of existing gold resources and for many years beyond that by expansion through exploration.

The operating permits were transferred to Queenstake effective June 30, 2003.

The Company expects the senior debt funds to be released upon execution of final documentation and registration of security documents, which is imminent.  The proceeds will be used to complete the financing of the cost of the reclamation and closure policy.  This policy is underwritten by AIG Environmental and was brokered by the Denver office of IMA Environmental Insurance.

For further information call:

Chris Davie, President and Chief Executive Officer – 303-297-1557

Doris Meyer, Vice President Finance and Chief Financial Officer – 604-516-0566

email – info@queenstake.com    web – www.queenstake.com

The TSX has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.